Exhibit 99.1

RADCOM LTD.

NOTICE OF 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2026 Annual General Meeting of Shareholders (the “Meeting”) of RADCOM Ltd. will be held on Thursday, December 3, 2026, at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel 6971920.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as “RADCOM,” “we,” “us,” “our,” “the Company” and “our Company” to refer to RADCOM Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	Election of directors:

(a)	To re-elect Mr. Sami Totah as a director until the third annual general meeting following the Meeting;

(b)	To re-elect Mr. David (Dudi) Ripstein as a director until the third annual general meeting following the Meeting;

(2)	To amend our Amended and Restated Articles of Association by revising Article 70 (Exculpation, Insurance and Indemnity), in the form attached as Annex A to the enclosed Proxy Statement;

(3)	To approve an updated form of indemnification agreement for our directors and officers, in the form attached as Annex B to the enclosed Proxy Statement;

(4)	To amend our Amended and Restated Articles of Association by adding an exclusive forum provision as Article 72, in the form attached as Annex C to the enclosed Proxy Statement;

(5)	To approve an adjustment of 15% to the cash compensation payable to our non-executive directors;

(6)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of EY Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2026;

(7)	To present and discuss our consolidated financial statements for the year ended December 31, 2025; and

(8)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, certain shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than November 5, 2026. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote “FOR” approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on November 3, 2026, are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, or provide your vote via the telephone or by submitting your vote via the Internet at the address listed on the proxy card. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Amended and Restated Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

By Order of the Board of Directors,

/s/ Sami Totah
Chairman of the Board of Directors

Dated: October 29, 2026

Our audited financial statements for the fiscal year ended December 31, 2025, are not a part of this invitation to the Meeting, but were filed together with our Annual Report on Form 20-F, which was filed on March 31, 2026, with the Securities and Exchange Commission (the “SEC”), and are available on the SEC’s website at www.sec.gov and on our website at www.radcom.com.

RADCOM LTD.

24 RAOUL WALLENBERG STREET

TEL AVIV 6971920, ISRAEL

PROXY STATEMENT

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.20 nominal value (the “Ordinary Shares”), in connection with the solicitation by our Board of Directors (the “Board”) of proxies for use at the 2026 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2026 Annual General Meeting of Shareholders. The Meeting will be held on December 3, 2026, at 4:00 p.m. (Israel time), at our offices located at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

Throughout this Proxy Statement, we use terms such as “RADCOM,” “we,” “us,” “our,” “the Company” and “our Company” to refer to RADCOM Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

(1)	Election of directors:

●	To re-elect Mr. Sami Totah as a director until the third annual general meeting following the Meeting;

●	To re-elect Mr. David (Dudi) Ripstein as a director until the third annual general meeting following the Meeting;

(2)	To amend our Amended and Restated Articles of Association by revising Article 70 (“Exculpation, Insurance and Indemnity”), in the form attached as Annex A;

(3)	To approve an updated form of indemnification agreement for our directors and officers (the “Indemnification Agreement”), in the form attached as Annex B;

(4)	To amend our Amended and Restated Articles of Association by adding an exclusive forum provision as Article 72, in the form attached as Annex C;

(5)	To approve an adjustment of 15% to the cash compensation payable to our non-executive directors;

(6)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of EY Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2026;

(7)	To present and discuss our consolidated financial statements for the year ended December 31, 2025; and

(8)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this Proxy Statement, which we urge you to read in its entirety. As more fully described in this Proxy Statement, certain shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than November 5, 2026. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in this Proxy Statement.

We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

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You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy in the manner detailed below. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. For voting via telephone or the Internet, please use the phone number or URL, respectively, listed on the proxy card. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board. Only shareholders of record as of the close of business on November 3, 2026 (the “Record Date”), will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxies will be mailed to shareholders on or about November 3, 2026, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, e-mail or other personal contact. We will bear the cost of external proxy solicitors (if any) and other costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

OUTSTANDING VOTING SECURITIES AND QUORUM

As of October 19, 2026, we had 17,056,892 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third (1/3) of our voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two (2) holders of Ordinary Shares present in person or by proxy shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of October 19, 2026, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of Ordinary Shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of October 19, 2026, and restricted share units (“RSUs”) that vest within 60 days of October 19, 2026, to be outstanding and to be beneficially owned by the person holding the options or RSUs for computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 17,056,892 Ordinary Shares outstanding as of October 19, 2026.

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The information presented below is based on information provided to us by the directors, executive officers, and shareholders or disclosed by any of them in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. None of our executive officers or directors beneficially owns 1% or more of our outstanding Ordinary Shares.

As of October 19, 2026, our Ordinary Shares had a total of 13 holders of record, of which 7 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our Ordinary Shares is held of record in broker ‘street name.’

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares Beneficially Owned (2)
Principal Shareholders
Lynrock Lake LP	2,749,417	(3)	16.1%
Klil Zisapel and Michael Zisapel	2,294,738	(4)	13.5%
AWM Investment Company, Inc.	991,261	(5)	5.8%
Value Base Ltd.	865,009	(6)	5.1%
Directors and Executive Officers
Sami Totah	*		*
David (Dudi) Ripstein	*		*
Liat Aaronson	*		*
Tomer Jacob	*		*
Guy Levit	*		*
Benjamin (Benny) Eppstein	*		*
Hod Cohen	*		*
Hilik Itman	*		*
Rami Amit	*		*
All directors and executive officers as a group (9 persons)	234,037	(7)	1.4%

*	less than 1%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person.

(2)	The percentage of outstanding Ordinary Shares is based on 17,056,892 Ordinary Shares outstanding, the latest share count publicly disclosed by the Company. The number of outstanding Ordinary Shares excludes Ordinary Shares held by RADCOM, Inc., a wholly owned subsidiary, and Ordinary Shares repurchased by us.

(3)	Based on a Schedule 13D/A filed with the SEC on September 9, 2026. Includes 2,749,417 Ordinary Shares held by Lynrock Lake Master Fund LP (“Lynrock Lake Master”). Lynrock Lake LP (the “Investment Manager”) is the investment manager of Lynrock Lake Master. Pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Company held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Company held by Lynrock Lake Master. The address of each of Cynthia Paul, Lynrock Lake Partners LLC and the Investment Manager is 2 International Drive, Suite 130, Rye Brook, NY 10573.

(4)	Based on a Schedule 13D/A filed with the SEC on March 26, 2026, Mr. Michael Zisapel and Ms. Klil Zisapel beneficially own, in aggregate, 2,294,738 Ordinary Shares. Ms. Klil Zisapel beneficially owns 1,147,369 Ordinary Shares, consisting of (i) 874,047 Ordinary Shares held directly by Ms. Klil Zisapel and (ii) 271,074 Ordinary Shares that are held indirectly by Ms. Klil Zisapel through her 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) options to acquire 2,249 Ordinary Shares exercisable within 60 days. Mr. Michael Zisapel beneficially owns 1,147,369 Ordinary Shares, consisting of (i) 874,047 Ordinary Shares held directly by him, (ii) 271,074 Ordinary Shares held indirectly through his 50% ownership in each of Lomsha Ltd. and Michael & Klil Holdings (93) Ltd., and (iii) options to acquire 2,248 Ordinary Shares exercisable within 60 days. The address of Mr. Zisapel and Ms. Zisapel is 24 Raoul Wallenberg Street, Building C, Tel-Aviv 69719, Israel.

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(5)	Based on a Schedule 13G filed with the SEC on February 14, 2025 by AWM Investment Company, Inc. (or “AWM”), reporting that AWM is the investment adviser to Special Situations Fund III QP, L.P. (or “SSFQP”), Special Situations Cayman Fund, L.P. (or “Cayman”), Special Situations Technology Fund, L.P. (or “TECH”), and Special Situations Technology Fund II, L.P. (or “TECH II”, and referred to together with SSFQP, Cayman, and TECH as the “Funds”). As the investment adviser to the Funds, AWM holds sole voting and investment power over 380,185 Ordinary Shares held by SSFQP, 106,530 Ordinary Shares held by Cayman, 84,821 Ordinary Shares held by TECH and 419,725 Ordinary Shares held by TECH II. David M. Greenhouse and Adam C. Stettner are members of SSCayman, L.L.C., a Delaware limited liability company, or SSCAY, the general partner of Cayman. David M. Greenhouse and Adam C. Stettner are members of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of TECH and TECH II. David M. Greenhouse and Adam C. Stettner are also controlling principals of AWM. The business address of AWM Investment Company, Inc. is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(6)	Based on a Schedule 13D/A filed with the SEC on March 26, 2026. Includes (i) 400,563 Ordinary Shares owned directly by Value Base Ltd., an Israeli company which is controlled by Messrs. Victor Shamrich and Ido Nouberger and which wholly owns Value Base Hedge Fund Ltd., an Israeli company, and is the general partner of Harmony Base L.P., and (ii) 464,446 Ordinary Shares owned directly by Harmony Base L.P., an Israeli limited partnership. The address of each of Value Base Ltd. and Harmony Base L.P. is 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(7)	Each of the directors and executive officers identified in the above table beneficially owns less than 1% of our outstanding Ordinary Shares, including options and RSUs held by each such party, which options and RSUs are vested or shall become vested within 60 days of October 19, 2026, and have, therefore, not been separately disclosed. The number of shares is comprised of 208,834 Ordinary Shares and 19,015 Ordinary Shares issuable upon the settlement of RSUs and 6,188 Ordinary Shares issuable upon the exercise of options that will vest within 60 days of October 19, 2026.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2025, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F, which was filed on March 31, 2026, with the SEC.

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ITEM 1 — RE-ELECTION OF DIRECTORS

Our Board is comprised of Mr. Sami Totah, who serves as the Chairman of our Board, and our other directors: Ms. Liat Aaronson, Mr. Tomer Jacob, Mr. Guy Levit and Mr. David (Dudi) Ripstein. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board until the first meeting of the shareholders thereafter. Other than Messrs. Ripstein and Totah, all of our directors were elected to serve on our Board at the extraordinary general meeting of shareholders which took place on May 20, 2026, until the third annual general meeting after such meeting, i.e., the annual general meeting of the Company’s shareholders in 2028.

Our Board has determined that each of our currently serving directors is qualified to serve as an independent director under the Nasdaq Stock Market Rules.

Under the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (the “Companies Law”), a public company incorporated under the laws of the State of Israel must elect at least two external directors (as such are defined in the Companies Law). However, pursuant to an exemption provided under section 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000 (the “Exemption”), a public company with securities listed on certain foreign exchanges, including Nasdaq, that satisfies certain conditions, is exempt from the requirement to elect external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In July 2019, our Board adopted the Exemption.

Re-election of Mr. Sami Totah as a director

At the Meeting, you will be asked to re-elect Mr. Sami Totah to serve as a member of our Board.

Mr. Sami Totah has served as a director since June 2024 and as Chairman of our Board of Directors from January 2025 to February 2026 and since May 2026. Mr. Totah has built a decades-long career in the technology industry since 1984 to this day. From 1984 to 2002, Mr. Totah served at Amdocs Ltd., and retired as its Chief Operating Officer. During that time, he built deep and extensive knowledge and execution experience in overseeing very large information technology projects and has built a broad global network with customers, partners, investors and executives.

Mr. Totah was a General Partner at Viola Growth, a private equity firm investing in the hi-tech arena, from 2008 to 2023, investing in medium size, various technology start-ups and served as a board member assisting the companies in their growth endeavors. Mr. Totah also served on the board of directors of various public companies, e.g. Itamar Medical Ltd. (Nasdaq and TASE: ITMR) between 2017 and 2021, and Magic Software Enterprises Ltd. (Nasdaq and TASE: MGIC) from 2023 until February 2026, Gaon Group and others.

If re-elected, Mr. Totah will hold office until the third annual general meeting following the Meeting and, assuming our shareholders approve the other proposals included in this Proxy Statement relating to compensation of our directors, will be entitled to receive the compensation set forth in Item 5 below and additional compensation as previously approved by our shareholders.

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Re-election of Mr. David (Dudi) Ripstein as a director

At the Meeting, you will be asked to re-elect Mr. David (Dudi) Ripstein to serve as a member of our Board.

Mr. David (Dudi) Ripstein has served as a director since June 2024. Mr. Ripstein has three decades of experience in senior management positions in Israel’s telecommunications industry and Israel Defense Forces technology and intelligence units. Since 2021, Mr. Ripstein has served as a member of the board of directors of Ceragon Networks Ltd., a Nasdaq-traded provider of wireless connectivity solutions (Nasdaq: CRNT). From 2022 to 2023, Mr. Ripstein served as the Chief Executive Officer of SatixFy Communications Ltd. (NYSE American: SATX). From 2017 to 2022, Mr. Ripstein served as a board member and the President and Chief Executive Officer of GreenRoad Technologies Ltd., a global leader in fleet safety telematics. In 2016, Mr. Ripstein served as the Chief Executive Officer of SpotOption Technologies, a fintech software provider. From 2000 to 2015, Mr. Ripstein served in various positions with the Company, first for six years as a General Manager and then for nine years as its President and Chief Executive Officer. Prior to joining the Company, Mr. Ripstein co-founded two technology startups and served for 10 years as the head of a large R&D engineering group within the Israel Defense Forces Intelligence Unit. Mr. Ripstein holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology.

Mr. Ripstein serves as Chairman of our Audit Committee and as a member of our Compensation Committee. If re-elected, Mr. Ripstein will hold office until the third annual general meeting following the Meeting and, assuming our shareholders approve the other proposals included in this Proxy Statement relating to compensation of our directors, will be entitled to receive the compensation set forth in Item 5 below and additional compensation as previously approved by our shareholders.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the re-election of each of the director nominees set forth above, with each nominee to be voted on separately.

Proposed Resolution

It is proposed that the following resolutions be adopted at the Meeting, as two separate resolutions:

“RESOLVED, that Mr. Sami Totah be and hereby is re-elected to serve as a member of our Board until the third annual general meeting following the Meeting, effective immediately.”

“RESOLVED, that Mr. David (Dudi) Ripstein be and hereby is re-elected to serve as a member of our Board until the third annual general meeting following the Meeting, effective immediately.”

The Board of Directors recommends a vote “FOR” approval of each of the proposed resolutions.

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ITEM 2 — AMENDMENT OF OUR ARTICLES OF ASSOCIATION TO REVISE ARTICLE 70

(“Exculpation, Insurance and Indemnity”)

At the Meeting, you will be asked to approve an amendment to Article 70 of our Amended and Restated Articles of Association, in the form attached as Annex A to this Proxy Statement.

Article 70 of our Amended and Restated Articles of Association addresses the indemnification, insurance and exculpation of our directors and officers. The proposed amendment would reinforce these protections, to the extent permitted by applicable law, by: (i) covering acts and omissions in service to the Company or, at its request, another entity; (ii) covering additional obligations and expenses for which indemnification or insurance is permitted under applicable law, including certain matters under the Israeli Securities Law and the Israeli Economic Competition Law; (iii) permitting prospective indemnification undertakings to cover acts occurring before or after the undertaking is given; (iv) expressly permitting the advancement of expenses and the provision of required security or guarantees, subject to repayment if indemnification is ultimately unavailable; and (v) confirming that Article 70 does not limit the Company’s ability to provide exculpation, indemnification or insurance to the fullest extent permitted by applicable law.

The amendment to Article 70 is required in order to adopt the updated form of Indemnification Agreement described in Item 3, since under the Companies Law a company may provide such protections only to the extent its articles of association permit. Accordingly, Item 3 is conditioned upon approval of this Item 2.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the amendment of our Articles of Association.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s Amended and Restated Articles of Association be, and hereby are, amended by revising Article 70 (“Exculpation, Insurance and Indemnity”), in the form attached as Annex A to the Proxy Statement.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

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ITEM 3 — APPROVAL OF AN UPDATED FORM OF INDEMNIFICATION AGREEMENT

At the Meeting, subject to shareholder approval of the amendment to Article 70 described in Item 2 above, you will be asked to approve the updated form of Indemnification Agreement for the Company’s directors and officers, including the indemnification, advancement, insurance and exculpation arrangements set forth therein, in the form attached as Annex B to this Proxy Statement. If the proposed amendment to Article 70 is not approved, this Item 3 will not be put to a shareholder vote.

If approved, the updated form of Indemnification Agreement will automatically apply to all of the Company’s currently serving and future directors and officers, each of whom will be entitled to enter into the Indemnification Agreement with the Company without any further shareholder approval or additional action by the Company or any such director or officer.

Our Compensation Committee and our Board have reviewed our current form of indemnification agreement, which was last amended by our shareholders in 2011. In addition, they have reviewed information relating to current market practices and standards. They believe there is a need to update our current form of indemnification agreement to reflect current market practice, which is to provide directors and officers with the adequate protection permitted under applicable law. The proposed Indemnification Agreement attached herein as Annex B was drafted to reflect the market practice, a balanced approach to indemnification arrangements, and to enhance our ability to attract and retain qualified members of our Board and other officers. Accordingly, we are proposing to replace the indemnification agreement entered into with each of our directors and officers with the updated form of the Indemnification Agreement attached hereto.

The principal updates to the form include: (i) replacing the existing fixed aggregate cap of US$10,000,000 with a maximum aggregate amount payable to all indemnitees under the indemnification undertaking equal to the greater of (a) 25% of the Company’s total shareholders’ equity according to its most recent consolidated financial statements at the time of payment and (b) US$15,000,000, and, for a public offering, may not exceed the gross offering proceeds; (ii) providing a substantially more comprehensive list of indemnifiable events in Exhibit A to the form of Indemnification Agreement attached as Annex B, expanding from 12 to 26 categories, and covering any other matter for which the law permits indemnification; (iii) replacing the specific list of exclusions with a general exclusion of matters for which the law prohibits indemnification; (iv) clarifying that the advance release from liability for breach of the duty of care (exculpation, meaning that the Company waives claims against the officer for damage caused to it by a lack of reasonable care) does not apply to a distribution, such as a dividend or share buyback, consistent with Section 259 of the Companies Law; (v) adding an undertaking by the Company, subject to specific carve-outs, to maintain directors’ and officers’ liability insurance (insurance covering claims against them personally), including notification of insurers and coordination of claims; (vi) adding a secondary indemnitors provision where the indemnitee may also be indemnified by another source, such as a shareholder, confirming that the Company is the indemnitor of first resort (pays first); (vii) clarifying that advancement of expenses is available within 15 days of request, including where a claim is only threatened, and updating the repayment mechanism; (viii) setting forth detailed procedures for notification, defense, settlement and payment of indemnifiable amounts, together with an undertaking by the indemnitee to cooperate with the Company; and (ix) adding further protections for indemnitees, including continued coverage after service ends, most-favored treatment and exclusive jurisdiction of the Tel Aviv courts. The above does not reflect all changes proposed in the form of the Indemnification Agreement. For a more comprehensive review of the matter you may compare the existing form of indemnification agreement at Annex A to https://www.sec.gov/Archives/edgar/data/1016838/000114420411045196/v231466_ex99-1.htm and the form of the Indemnification Agreement attached herein as Annex B.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution. In addition, because this resolution also applies to our Chief Executive Officer, and out of an abundance of caution in the event that a claim would arise that the Indemnification Agreement exceeds the limitations set forth by our Compensation Policy, its approval requires that either (i) at least a majority of the Ordinary Shares voted on the matter by non-controlling shareholders or by shareholders who do not have a Personal Interest (as defined below) in the resolution are voted in favor of the matter or (ii) the total number of Ordinary Shares of non-controlling shareholders or of shareholders who do not have a Personal Interest in the resolution voted against the matter does not exceed two percent of the outstanding voting power in our Company.

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The Companies Law requires that each shareholder voting on this proposal indicate whether or not such person is a controlling shareholder or has a personal interest in such resolution. Under the Companies Law, a “Controlling Shareholder” for this purpose is any shareholder who has the ability to direct RADCOM’s actions (other than by means of being a director or office holder of the Company), including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in RADCOM. A shareholder is presumed to be a Controlling Shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

To the knowledge of RADCOM there is no shareholder who is a Controlling Shareholder.

A “Personal Interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of our Ordinary Shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. All of our directors and officers are deemed to have a Personal Interest in this matter.

To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or Internet voting, will be deemed to confirm that such shareholder is a non-controlling shareholder and is not a shareholder who has a Personal Interest in the resolution. If you are a Controlling Shareholder (which, as indicated above, is highly unlikely) or a shareholder who has a Personal Interest in the resolution, please notify Mr. Hod Cohen, our Chief Financial Officer, at c/o 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel; telephone: +972-77-774-5060, or by email (hod.cohen@radcom.com). If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or a shareholder who has a Personal Interest in the resolution, you should notify the Company as outlined above, and, in addition, you should advise your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the updated form of Indemnification Agreement for the Company’s currently serving and future directors and officers, including the indemnification, advancement, insurance and exculpation arrangements set forth therein, in the form attached as Annex B to the Proxy Statement, be, and the same hereby is, approved, and that upon such approval each currently serving or future director or officer of the Company will be entitled to enter into such Indemnification Agreement with the Company.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

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ITEM 4 — AMENDMENT OF OUR ARTICLES OF ASSOCIATION TO ADD AN EXCLUSIVE FORUM PROVISION

At the Meeting, you will be asked to approve an amendment to our Amended and Restated Articles of Association to add Article 72, an exclusive forum provision, in the form attached as Annex C to this Proxy Statement.

Our Articles of Association, as most recently amended on May 20, 2026, do not currently contain an exclusive forum provision, and shareholder and corporate disputes are therefore not currently directed to any designated court.

Exclusive forum provisions can help prevent forum shopping, reduce the cost and burden of duplicative litigation, and allow the Company to defend claims in jurisdictions whose laws and procedures are familiar to it. Accordingly, the proposed Article designates (i) the U.S. federal district courts as the exclusive forum for claims arising under the U.S. Securities Act of 1933 and (ii) the competent courts in Tel Aviv, Israel, as the exclusive forum for specified corporate-law disputes, in each case to the fullest extent permitted by applicable law. The proposed Article may limit a shareholder’s choice of forum and may impose additional costs on shareholders.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the amendment of our Articles of Association.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s Amended and Restated Articles of Association be, and hereby are, amended by adding Article 72, in the form attached as Annex C to the Proxy Statement.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

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ITEM 5 — APPROVAL OF AN ADJUSTMENT OF 15% TO THE CASH COMPENSATION PAYABLE TO OUR DIRECTORS

The terms of the compensation, including cash compensation, payable to our directors as of the date of this Proxy Statement were approved by our shareholders at our 2024 annual general meeting held on October 15, 2024 (the “2024 AGM”), as part of the compensation scheme for our directors and chairman approved thereat (the “Directors and Chairman Compensation Scheme”). Among other things, the Directors and Chairman Compensation Scheme provides that (i) our directors and our non-executive chairman shall be entitled to an annual retainer cash compensation in the amount of $54,000, and (ii) directors who are serving as members of our committees shall be entitled to an additional annual retainer cash compensation, as follows: the chairman of our Audit Committee – $18,000; a member of our Audit Committee – $9,000; the chairman of our Compensation Committee – $14,000; and a member of our Compensation Committee – $7,000 (collectively, the “Director Cash Compensation”). The terms of the Director Cash Compensation have not been changed since the 2024 AGM.

All of our directors reside in Israel and bear their expenses primarily in New Israeli Shekels (NIS). Accordingly, the real value of the Director Cash Compensation to our directors is determined by its NIS equivalent, and changes in the NIS/USD exchange rate directly affect it. Since the 2024 AGM, the value of the Director Cash Compensation, which is denominated in U.S. dollars, has eroded in NIS terms. Based on the NIS/USD exchange rate of approximately NIS 3.7585/$1.00 on the date of the 2024 AGM, the $54,000 annual retainer cash compensation had an equivalent value of approximately NIS 202,960. Based on the NIS/USD exchange rate of approximately NIS 3.0890/$1.00 on October 19, 2026, the shekel-equivalent value of the same $54,000 annual retainer cash compensation was reduced to approximately NIS 166,806, reflecting an erosion of approximately 17.8%.

When considering the proposed adjustment to the Director Cash Compensation, our Compensation Committee and Board analyzed all factors and considerations required under our compensation policy for office holders (the “Compensation Policy”) and the Companies Law, including the responsibilities and duties of our directors and the need to attract and retain highly skilled and experienced directors. In this regard, Section 20 of our Compensation Policy, as re-approved by our shareholders on December 3, 2025, provides that the members of our Board may be entitled to remuneration composed of cash compensation, as well as equity-based compensation; that such compensation may be increased in the case of the chairman, membership in the Board, membership in committees, chairmanship of committees, in the case of a director with special expertise, or in other cases as the Compensation Committee and the Board may decide; and that, in setting such compensation, the Compensation Committee and the Board shall consider, among others, parameters they deem necessary in order to attract and retain highly skilled and experienced directors.

Our Compensation Committee and Board believe that the proposed adjustment to the Director Cash Compensation is reasonable and appropriate, as: (i) it will partially address the erosion in the value of the Director Cash Compensation described above, although it does not fully compensate for such erosion; (ii) the Company competes for qualified individuals to serve on its Board, and therefore needs to provide them with an adequate compensation package that supports the Company’s ability to attract and retain qualified directors; and (iii) the proposed adjustment will provide adequate recognition for the duties and responsibilities of our directors.

Under the Companies Law, arrangements regarding the compensation of a director in a public company require the approval of such company’s compensation committee, board of directors and shareholders, in that order.

The proposed adjustment to the Director Cash Compensation was approved by our Compensation Committee on October 25, 2026, and by our Board on October 28, 2026, and they recommend that our shareholders approve it as well. In making their determination, each of our Compensation Committee and Board determined that the proposed adjustment is within the limitations set forth in our Compensation Policy, is reasonable and appropriate in light of the duties and responsibilities of our directors, supports the Company’s ability to attract and retain qualified directors, and is in the best interests of the Company and its shareholders.

At the Meeting, you will be asked to approve an adjustment of 15% to the Director Cash Compensation, commencing as of the date of the Meeting, as follows:

We propose to pay our directors and our non-executive chairman an annual retainer cash compensation in the amount of $62,100, instead of $54,000.

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We propose to pay directors who are serving as members of our committees an additional fee as follows:

●	Audit Committee – the chairman of our Audit Committee shall receive an annual retainer cash compensation of $20,700, instead of $18,000, and a member of our Audit Committee shall receive an annual retainer cash compensation of $10,350, instead of $9,000.

●	Compensation Committee – the chairman of our Compensation Committee shall receive an annual retainer cash compensation of $16,100, instead of $14,000, and a member of our Compensation Committee shall receive an annual retainer cash compensation of $8,050, instead of $7,000.

All amounts above shall continue to be paid on a quarterly basis and, in the event that a director only serves (as a director and/or in any of the roles above) for a part of the year rather than completing a full-year term, shall be adjusted proportionally. The proposed adjustment will not modify any equity-based compensation payable to our directors or the additional cash compensation payable to directors with special expertise approved at the 2024 AGM, and all other terms of our directors’ compensation will remain unchanged.

Required Approval

The approval of the adjustment to the Director Cash Compensation requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on such matter.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the adjustment of 15% to the Director Cash Compensation as outlined under Item 5, commencing as of the date of the Meeting, such that (i) the annual retainer cash compensation payable to our directors and our non-executive chairman shall be $62,100; (ii) the annual retainer cash compensation payable to the chairman of our Audit Committee shall be $20,700 and to a member of our Audit Committee shall be $10,350; and (iii) the annual retainer cash compensation payable to the chairman of our Compensation Committee shall be $16,100 and to a member of our Compensation Committee shall be $8,050, with all other terms of our directors’ compensation remaining unchanged, be and hereby is approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

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ITEM 6 — RE-APPOINTMENT OF OUR INDEPENDENT AUDITORS

At the Meeting, you will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer, a Member of EY Global, as our independent registered public accounting firm until the next annual general meeting of shareholders, as well as to approve the authorization of our Audit Committee to fix their remuneration for the fiscal year ending December 31, 2026. The re-appointment has been recommended by our Audit Committee. Such auditors have served as our auditors since the 2009 annual general meeting of shareholders and have no relationship with us or with any of our affiliates, except as auditors.

Kost Forer Gabbay & Kasierer, a Member of EY Global, is our independent registered public accounting firm. Fees for professional services in 2025 and 2024 were, respectively:

	2025	2024
Audit Fees	$360,000	$285,000
Audit Related Fees	$5,591	$9,832
Tax Fees	$30,238	$24,568
All Other Fees	$5,795	0
Total	$401,624	$319,400

“Audit fees” include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, including consents and assistance with, and review of, documents filed with the SEC.

“Audit-related fees” include fees associated with the annual report for the Israel Innovation Authority and accounting consultations regarding accounting matters arising in the ordinary course, the implications of new accounting pronouncements, acquisitions and other accounting issues.

“Tax fees” include tax compliance services, including preparation of tax returns, tax planning and tax advice, assistance with tax audits and appeals, and advice relating to acquisitions, transactions and transfer pricing.

“All other fees” include fees for services other than those reported above under audit fees, audit related fees and tax fees, consisting primarily of consultation services.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-appointment of our independent auditors and the authorization of our Audit Committee to fix their remuneration.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a Member of EY Global, be, and hereby are, re-appointed as our independent registered public accounting firm until the next annual general meeting of shareholders and that the Audit Committee be and it hereby is authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services for the fiscal year ending December 31, 2026.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 7 — REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2025

Our audited financial statements for the fiscal year ended December 31, 2025, are not a part of the proxy solicitation material, but were filed together with our Annual Report on Form 20-F, which was filed on March 31, 2026, with the SEC, and are available on the SEC’s website at www.sec.gov and on our website at www.radcom.com. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote by the shareholders.

ITEM 8 — OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of 2026 Annual General Meeting of Shareholders. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

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PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Only shareholders who hold the minimum percentage of the Company’s outstanding voting rights required under the Companies Law are entitled to request that the Board include a proposal in the agenda of a shareholders’ meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer at the following address: RADCOM Ltd., 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, Attention: Chief Financial Officer. For a shareholder proposal to be considered for inclusion in the agenda of the Meeting, our Chief Financial Officer must receive the written proposal no later than November 5, 2026. If our Board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than November 12, 2026.

In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered either in person or by certified mail, postage prepaid, and received by the Chief Financial Officer. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intend(s) to appear in person or by proxy at the Meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, and the complete text of the resolution that the Proposing Shareholder(s) propose(s) to be voted upon at the Meeting; (iv) a description of all arrangements or understandings between the Proposing Shareholder(s) and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda, and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company. The Board may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide such additional information as the Board may reasonably require in order to include a matter in the agenda of the Meeting.

A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company; (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company; (iii) the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the value or price of securities of the Company; or (iv) which provides the right to vote, or increases or decreases the voting power of, such Proposing Shareholder or any of its affiliates or associates with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date, (ii) five business days before the Meeting, and (iii) the date of the Meeting and of any adjournment or postponement thereof.

By Order of the Board,

/s/ Sami Totah
Chairman of the Board

Dated: October 29, 2026

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Annex A

70. Exculpation, Indemnity and Insurance

(a) For purposes of these Articles, the term “Office Holder” shall mean every Director and every officer of the Company, including, without limitation, each of the persons defined as “Nosei Misra” in the Companies Law.

(b) ~~Subject to the provisions of the Companies Law, the~~The Company may, to the maximum extent permitted under applicable law, prospectively exculpate an Office Holder from all or some of the Office Holder’s responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company.

(c) Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on or incurred by the Office Holder in respect of an act performed (including any omission or failure to act) in his capacity as an Office Holder of the Company, including in such person’s capacity as a director, officer, employee, agent or fiduciary of any subsidiary of the Company or of any other corporation, partnership, joint venture, trust or other enterprise in which he serves at the request of the Company, as follows:

(i) a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

(ii) reasonable litigation expenses, including attorneys’ fees, expended by the Office Holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a financial sanction~~.~~ (and the terms “conclusion of a proceeding without the filing of an indictment in a matter in which a criminal investigation has been instigated”, “financial liability in lieu of a criminal proceeding” and “financial sanction” shall have the meanings assigned to them in Section 260(a)(1a) of the Companies Law). Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended (the “Securities Law”), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees~~; and~~, as well as payments to an injured party and expenses (including reasonable legal expenses) incurred by the Office Holder in connection with an administrative proceeding under the Israeli Economic Competition Law, 5748-1988 (the “Competition Law”), to the extent indemnification thereof is permitted under the Competition Law (including under Section 50P(b)(2) thereof);

(iii) reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent~~.~~; and

(iv) any other obligation, payment or expense, in respect of which it is permitted or will be permitted under applicable law to indemnify an Office Holder, including, without limitation, under Section 56H(b)(1) of the Securities Law and Section 50P(b)(2) of the Competition Law.

A-1

The Company may undertake to indemnify an Office Holder as aforesaid, (aa) prospectively, provided that in respect of Article 70(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amounts or criteria are set forth in the undertaking to indemnify, and (bb) retroactively. A prospective undertaking to indemnify may apply to acts performed by the Office Holder prior to or after the date of the undertaking. Without derogating from the foregoing, the Company may pay to an Office Holder, or directly to the Office Holder’s legal and other advisors, in advance and as and when incurred, amounts to cover expenses in respect of which the Office Holder may be entitled to indemnification, and may make available on the Office Holder’s behalf any security or guarantee that the Office Holder may be required to post pursuant to an interim decision of a court, governmental or administrative body or arbitrator, in each case subject to the Office Holder’s undertaking to repay such amounts if it is determined that he was not entitled to indemnification in respect thereof.

(d) Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder in respect of an act performed in his capacity as an Office Holder, in respect of each of the following:

(i) a breach of his duty of care to the Company or to another person;

(ii) a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

(iii) a financial obligation imposed on him in favor of another person; ~~or~~

(iv) reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees~~.~~; and

(v) any other event, occurrence, matter or circumstance in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder, including, without limitation, under Section 56H(b)(1) of the Securities Law and Section 50P(b)(2) of the Competition Law.

(e) The provisions of ~~Articles~~Article 70 are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance ~~and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Audit Committee of the Company~~, exculpation or indemnification, whether in favor of Office Holders or any other person, to the fullest extent permitted under applicable law, including in respect of service at the request of the Company in any other entity.

Any amendment to the Companies Law, the Securities Law, the Competition Law or any other applicable law adversely affecting the right of ~~any~~an Office Holder to be indemnified ~~or~~, insured ~~pursuant~~or exculpated, and any amendment to this Article ~~61~~70 adversely affecting such rights, shall be prospective in effect~~,~~ and shall not affect the Company’s obligation or ability to indemnify or, insure or exculpate an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by ~~the Companies Law, the Securities Law or such other~~ applicable law.

A-2

Annex B

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of [●] [●], 2026, is entered into by and between RADCOM Ltd., an Israeli company whose address is 24 Raoul Wallenberg St., Tel Aviv 6971920, Israel (the “Company”), and the undersigned Office Holder (as defined below) of the Company whose name appears on the signature page hereto (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999, as amended (the “Office Holder” and the “Companies Law” respectively), of the Company;

WHEREAS,	both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies;

WHEREAS,	the Amended and Restated Articles of Association of the Company (the “Articles of Association”) authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,	the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company and its shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company to contractually obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,	in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.	The Company hereby undertakes to indemnify Indemnitee, to the fullest extent permitted by applicable law, for any liability and expense specified in Sections 1.1.1 through 1.1.4 below, imposed on or incurred by Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission or failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other such entity with respect to his or her Corporate Capacity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not cover the liabilities and expenses that are indemnifiable by the Company under this Agreement. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1.	Financial liabilities imposed on or incurred by Indemnitee in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court;

B-1

1.1.2.	Reasonable Expenses (as defined below) incurred by Indemnitee as a result of an investigation or proceeding instituted against Indemnitee by an authority that is authorized to conduct such investigation or proceeding, and that was concluded without the filing of an indictment against Indemnitee and without imposing on Indemnitee a financial liability in lieu of a criminal proceeding, or that was concluded without the filing of an indictment against Indemnitee but imposing a financial liability in lieu of a criminal proceeding for an offense that does not require proof of mens rea, or in connection with a financial sanction. In this section “conclusion of a proceeding without the filing of an indictment in a matter in which a criminal investigation has been instigated,” “financial liability in lieu of a criminal proceeding,” and “financial sanction,” or similar terms or phrases, shall have the meanings assigned to such terms or phrases or referred to in Section 260(a)(1a) of the Companies Law;

1.1.3.	Reasonable Expenses incurred by or imposed on Indemnitee by a court, in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in connection with a criminal charge from which Indemnitee was acquitted or for which Indemnitee was convicted of an offense that does not require proof of mens rea; and

1.1.4.	Any other event, occurrence, matter or circumstances under any law with respect to which the Company may, or will be able to, indemnify an Office Holder (including, without limitation, in accordance with Section 56H(b)(1) of the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”) and Section 50P(b)(2) of the Israeli Economic Competition Law, 5748-1988 (the “Economic Competition Law”)).

For the purpose of this Agreement, “Expenses” shall include, without limitation, legal fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim, action, suit, demand, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation, whether civil, criminal or investigative (each a “Claim”) relating to any matter for which indemnification hereunder may be provided. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such costs or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section 1.3.

1.2.	Notwithstanding anything herein to the contrary, the Company’s undertaking to indemnify Indemnitee in advance under Section 1.1.1 shall only be with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the categories of events listed in Exhibit A are foreseeable in light of the operations of the Company. The maximum amount of indemnification payable by the Company under Section 1.1.1 with respect to the specific events described in Exhibit A shall be as set forth in Exhibit A hereto (the “Limit Amount”). If the Company undertook to indemnify multiple persons under agreements similar to this Agreement (the “Indemnifiable Persons”), the Limit Amount shall apply to all Indemnifiable Persons, in the aggregate, and if the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnifiable Persons, then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court tribunal or any other competent authority in the relevant Claim, or, absent such determination or in the event such persons are parties to different Claims, based on an equal pro rata allocation among such Indemnifiable Persons. The Limit Amount payable by the Company as described in Exhibit A is deemed by the Board to be reasonable in light of the circumstances. The indemnification provided under Section 1.1.1 shall not be subject to the limitations imposed by this Section 1.2 and Exhibit A if and to the extent such limits are not or are no longer required by the Companies Law.

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1.3.	If so requested by Indemnitee in writing, and subject to the Company’s repayment and reimbursement rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1, as and when incurred. Without limiting the foregoing, in the event that any Claim is commenced against Indemnitee, or if there is a reasonable concern or threat that any such Claim may be commenced, the Company shall, upon written request of Indemnitee, pay to Indemnitee in advance, on account of the indemnification contemplated by this Agreement, such amounts as the Company reasonably determines Indemnitee is entitled to receive for the purpose of covering reasonable Expenses incurred in connection therewith. The payments of such amounts shall be made by the Company directly to Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than fifteen (15) days after written demand by Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.	The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any actual, possible or threatened Claim arising out of Indemnitee’s service in a Corporate Capacity, whether or not Indemnitee is still serving in such position.

1.5.	The Company undertakes that, subject to the mandatory limitations under applicable law, as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company will purchase and maintain in effect directors’ and officers’ liability insurance, which will include coverage for the benefit of Indemnitee, providing coverage in amounts as reasonably determined by the Board; provided that, the Company shall have no obligation to obtain or maintain directors’ and officers’ liability insurance if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance or deductible amounts thereunder are disproportionate to the amount of coverage provided, or the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit. The Company hereby undertakes to notify Indemnitee prior to the expiration or termination of the directors’ and officers’ liability insurance.

1.6.	The Company undertakes to give prompt written notice of the commencement of any Claim hereunder to the insurers in accordance with the procedures set forth in each of the relevant policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such Claim in accordance with the terms of such policies. The above shall not derogate from the Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable in the Company’s sole discretion, provided that the Company shall act in good faith and in a diligent manner.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance with respect to which it is prohibited to do so under applicable law, or (ii) a counterclaim made by the Company or in its name in connection with a claim, action, suit, demand or proceeding against the Company filed by Indemnitee.

3.	REPAYMENT OF EXPENSES.

3.1.	In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advice from its legal counsel, that Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless Indemnitee disputes the Company’s determination, in which case Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved.

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3.2.	Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 5721-1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

4.1.	In the event of payment under this Agreement by the Company or on its behalf, the Company, or in the Company’s discretion, the payee on its behalf, shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company or payee to effectively bring suit to enforce such rights.

4.2.	The Company hereby acknowledges that Indemnitee may have certain rights to indemnification, advancement of expenses and/or insurance provided by shareholder(s) of the Company or certain of Indemnitee’s or such shareholder’s affiliates (collectively, the “Secondary Indemnitors”). The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance Expenses or to provide indemnification for the same Expenses or liabilities incurred by Indemnitee are secondary), and (ii) that it shall be required to advance the full amount of Expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted but only as required by the terms of this Agreement, the Articles of Association (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors.

5.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under any such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company by Indemnitee promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2.

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company, and shall be in full force and effect immediately upon its execution.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any Claim and of the receipt of any notice or threat that any such Claim has been or shall or may be initiated against Indemnitee (including any Claim by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice prejudices the Company’s ability to defend such Claim. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such Claim as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

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7.2.	Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company. Indemnitee shall have the right to employ his or her own counsel in such Claim, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) the Company, in good faith, reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such Claim; or (iii) the Company has not in fact employed counsel to assume the defense of such Claim within reasonable time, in which cases the reasonable fees and expenses of Indemnitee’s counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any Claim brought by or on behalf of the Company or as to which the Company shall have reached the conclusion specified in (ii) above.

7.3.	The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any Claim effected without the Company’s prior written consent.

7.4.	The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any Claim or to consent to the entry of any judgment against Indemnitee without the consent of Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without Indemnitee’s prior written consent. Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings, the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in Indemnitee’s name without Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7.5.	Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his or her advisors and representatives as shall be within Indemnitee’s power, as may be required by the Company with respect to any Claim which is the subject matter of this Agreement and in the defense of other Claims asserted against the Company (other than Claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby releases, in advance, Indemnitee from liability to the Company for any damage that arises from the breach of Indemnitee’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Articles of Association, applicable law or otherwise, and to the extent that during the Indemnification Period the indemnification rights of the then serving Office Holders are more favorable to such Office Holders than the indemnification rights provided under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

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10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any Claim, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as applicable.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders of the Company. In the event that in connection with such transaction the Company purchases a directors’ and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

Any amendment to the Companies Law, the Israeli Securities Law, the Economic Competition Law or other applicable law adversely affecting the right of Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the Company at the address shown in the preamble to this Agreement and to Indemnitee at the address shown in the signature page to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or electronic facsimile, one (1) business day after the date of transmission if confirmation of receipt is received, (iii) in the case of email, one (1) business day after the date of transmission (provided that the notice shall not be deemed given if the sender receives an automatic system-generated response that such electronic mail was undeliverable), (iv) in the case of a reputable overnight courier, three (3) business days after deposit with such reputable overnight courier service, and (v) in the case of mailing, on the seventh (7th) business day following that on which the mail containing such communication is posted. In the case of clauses (i), (ii), (iii) and (iv), if such notice or other communication is received after 5:00 p.m. on a business day (in the country of the addressee), or is received on a day that is not a business day (in the country of the addressee), then such notice or other communication will not be deemed effective or given until 9:00 a.m. on the next succeeding business day (in the country of the addressee).

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14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to any choice of law or conflicts of law provision or rule (whether of the State of Israel or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of Israel. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner which will adversely affect the provisions of this Agreement.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS.

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Other than as specifically stated in Section 4.2, nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors’ and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

18.	INTERPRETATION; DEFINITIONS.

Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein,” “hereof” and “hereunder” and words of similar import refer to this Agreement in its entirety and not to any part hereof; all references herein to Sections or clauses shall be deemed references to Sections or clauses of this Agreement; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to a month or year means according to the Gregorian calendar; reference to a “person” shall include a natural person, partnership, firm, company, corporation, limited liability company, association, other legal entity, joint venture, trust, unincorporated organization, estate, or a government municipality or any political, governmental, regulatory or similar agency or body; the headings of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

19.	COUNTERPARTS.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by electronic mail, by electronic delivery in pdf format or other similar image, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an executed original counterpart.

[SIGNATURE PAGE TO FOLLOW]

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IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

RADCOM Ltd.

By:

Name and Title:

Indemnitee:

Name:

Signature:

Address:

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EXHIBIT A*

CATEGORY OF INDEMNIFIABLE EVENT

1.	Matters, events, occurrences or circumstances in connection or associated with employment relationships with employees or consultants or any employee union or similar or comparable organization.

2.	Matters, events, occurrences or circumstances in connection or associated with business relations of any kind between the Company and its employees, independent contractors, customers, suppliers, partners, distributors, agents, resellers, representatives, licensors, licensees, service providers and other business associates.

3.	Negotiations, execution, delivery and performance of agreements of any kind or nature and any decisions or deliberations relating to actions or omissions relating to the foregoing; any acts, omissions or circumstances that do or may constitute or are alleged to constitute anti-competitive acts, acts of commercial wrongdoing, or failure to meet any standard of conduct which is or may be applicable to such acts, omissions or circumstances.

4.	Approval of and recommendation or information provided to shareholders with respect to any and all corporate actions, including the approval of the acts of the Company’s management, their guidance and their supervision, matters relating to the approval of transactions with Office Holders (including, without limitation, all compensation related matters) or shareholders, including controlling persons and Claims and allegations of failure to exercise business judgment, participation and/or non-participation at Board meetings and/or voting and/or abstention from voting at Board meetings, reasonable level of proficiency, expertise, care or any other applicable standard, with respect to the foregoing or otherwise with respect to the Company’s business, strategy, operations and prospective outlook, and any discussions, deliberations, reviews or other preparatory or preliminary phases relating to any of the foregoing.

5.	Violation, infringement, misappropriation, dilution and other misuse of copyrights, patents, designs, trade secrets, confidential information, proprietary information and any intellectual property rights, acts in connection with the registration, assertion or protection of rights to intellectual property and the defense of Claims related to intellectual property, breach of confidentiality obligations, acts in regard of invasion of privacy or any violation of privacy or privacy related right or regulation, including with respect to databases or handling, collection or use of private information, acts in connection with slander and defamation, and Claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.

6.	Violations of or failure to comply with corporate or securities laws, and any regulations or other rules promulgated thereunder, of any jurisdiction, including without limitation, Claims under the Israeli Companies Law, or Claims under the U.S. Securities Act of 1933 or the U.S. Exchange Act of 1934 or under the Israeli Securities Law, fraudulent disclosure Claims, failure to comply with any securities or corporate authority or any stock exchange disclosure or filing or other rules and any other Claims relating to relationships with investors, debt holders, shareholders, optionholders, holders of any other equity or debt instrument of the Company, and otherwise with the investment community (including without limitation any such Claims relating to a merger, acquisition, change in control transaction, issuance of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company); Claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards investors, lenders or debt holders, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including in connection with disclosure, offering or other transaction related documents; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Company, including, without limitation, the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities (whether on behalf of the Company or on behalf of any holders of securities of the Company) to private investors, underwriters, resellers or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any of the foregoing or to the Company’s status as a public company or as an issuer of securities.

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7.	Liabilities arising in connection with any products or services developed, distributed, rendered, sold, provided, licensed or marketed by the Company or any Affiliate thereof, and any actions or omissions in connection with the distribution, provision, sale, marketing, license or use of such products or services, including without limitation in connection with professional liability and product liability claims or regulatory or reputational matters.

8.	The offering of securities by the Company (whether on behalf of itself or on behalf of any holder of securities and any other person) to the public and/or to offerees or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, offering documents, agreements, notices, reports, tenders and/or other processes.

9.	Events, facts or circumstances in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, winding up, any other arrangements concerning creditors’ rights, merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company, and the approval of failure to approve of any corporate actions and any matters relating to corporate governance, capital structure, articles of association or other charter or governance documents, appointment or dismissal of office holders or compensation thereof and appointment or dismissal of auditors, internal auditor or any other person performing any services for the Company.

10.	Any Claim or demand made in connection with any transaction not in the ordinary course of business of the Company, as well as the sale, lease, purchase or acquisition of, or the receipt or grant of any rights with respect to, any assets or business.

11.	Any Claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf, including, without limitation, failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices.

12.	Any Claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any local or foreign federal, state, county, municipal or city taxes or other taxes or compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

13.	Any administrative, regulatory, judicial or civil actions orders, decrees, suits, demands, demand letters, directives, Claims, liens, or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (a) the presence of, release, spill, emission, leaning, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, contaminants, wastes or other pollutants, and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.

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14.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental or regulatory entity or authority or any other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

15.	Participation and/or non-participation at Company Board meetings, expression of opinion or view and/or voting and/or abstention from voting at Company Board meetings, including, in each case, any committee thereof, as well as expression of opinion publicly in connection with the service as an Office Holder.

16.	Review and approval of the Company’s financial statements and any specific items or matters within, including any action, consent or approval related to or arising from the foregoing, including, without limitations, engagement of or execution of certificates for the benefit of third parties related to the financial statements.

17.	Violation of laws, rules or regulations requiring the Company to obtain regulatory and governmental licenses, permits and authorizations (including without limitation relating to export, import, encryption, antitrust or competition authorities) or laws related to any governmental grants in any jurisdiction.

18.	Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or investment in corporate or other entities and/or investments in other traded or non-traded securities and/or any other form of investment.

19.	Liabilities arising out of advertising, including misrepresentations regarding the Company’s products or services and unlawful distribution of emails.

20.	Management of the Company’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.

21.	All actions, consents and approvals, including any prior discussions, reviews and deliberations, relating to a distribution of dividends, in cash or otherwise, or to any other “distribution” as such term is defined under the Companies Law.

22.	Any claim or demand made in connection with any preparation or formulation of work plans, including pricing, marketing, distribution, instructions to employees, customers and suppliers, and collaboration with competitors.

23.	Any acts in regard of invasion of privacy.

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24.	Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution, indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber-attacks, data loss or breaches, unauthorized access to information, data, or databases (including but not limited to any personally identifiable information or private health information) and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third-party systems).

25.	Any Claim, demand, proceeding, liability, or expense arising out of, relating to, or in connection with any negotiation, approval, authorization, execution, implementation, characterization, treatment, restructuring, settlement, cancellation, waiver, discharge, or set-off of any capital notes, shareholder loans, inter-company loans, affiliate loans or other intra-group indebtedness or obligations, including any determination that any such amount constitutes equity or debt, and including any actual or alleged prejudice to the Company, any of its subsidiaries or affiliates, or any shareholder, creditor or other third party resulting therefrom.

26.	Acts or omissions resulting in the failure to maintain appropriate insurance and/or inadequate safety measures and/or inadequate risk management.

The Limit Amount for all Indemnifiable Persons for all events described in this Exhibit A (in Sections 1-26 (inclusive) above), shall be the greater of:

(a)	Twenty five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent consolidated financial statements as of the time of the actual payment of indemnification; and

(b)	US$15 million.

The Limit Amount for all Indemnifiable Persons in connection with or arising out of a public offering of the Company’s securities, shall not exceed, in any case, the lower of (i) the Limit Amount set forth above, and (ii) the aggregate amount of the gross proceeds from the sale by the Company and/or any shareholder of Company’s securities in such offering.

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which Indemnitee serves in a Corporate Capacity.

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Annex C

72.	Exclusive Forum

72.1	Unless the Company consents in writing to an alternative forum, and to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for any complaint asserting a cause of action under the Securities Act of 1933, as amended, against any person or entity, including such claims brought against the Company, its directors, officers, employees, advisors, attorneys, accountants or underwriters.

72.2	Unless the Company consents in writing to an alternative forum, and to the fullest extent permitted by law, the competent courts in Tel Aviv, Israel, shall be the exclusive forum for any (a) derivative action or proceeding brought on behalf of the Company; (b) claim for breach of a fiduciary or other duty owed by an office holder of the Company to the Company or its shareholders; (c) claim under the Companies Law, the Securities Law, or these Articles; or (d) claim governed by the internal affairs doctrine, other than claims under the Securities Act of 1933, as amended.

72.3	This Article does not apply to claims under the Securities Exchange Act of 1934, as amended, applies only where the designated forum has subject-matter jurisdiction and personal jurisdiction over all necessary parties, and does not confer jurisdiction on any court, displace any mandatory jurisdictional rule, or waive compliance with U.S. federal securities laws or any other law or any substantive right or remedy.

72.4	If any part of this Article, or its application to any person or circumstance, is held invalid or unenforceable, the remainder shall continue in effect to the fullest extent permitted by law.

72.5	Any person purchasing or otherwise acquiring or holding any interest in shares of the Company is deemed to have notice of and consented to this Article.

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